Exhibit 3.01

AMENDMENT NO. 1

TO THE
PREDICTIVE ONCOLOGY INC.

2024 EQUITY INVENTIVE PLAN

THIS AMENDMENT NO. 1 (the “Amendment”) to the Predictive Oncology Inc. 2024 Equity Incentive Plan (the “Plan”) is adopted as of October 14, 2025, subject to and effective upon the approval of the shareholders of Predictive Oncology Inc. (the “Company”) at the Company’s 2025 annual meeting of stockholders.

W I T N E S S E T H:

WHEREAS, the Company maintains the Plan; and

WHEREAS, Section 10.10 of the Plan authorizes the Board of Directors of the Company (the “Board”) to amend the Plan from time to time for certain purposes, subject to shareholder approval, as applicable; and

WHEREAS, the Board desires to amend the Plan to increase the aggregate number of shares authorized for issuance in connection with awards granted under the Plan and to fix the maximum number of shares that may be issued upon exercise of Incentive Stock Options (as defined in the Plan) granted under the Plan;

NOW, THEREFORE, the Plan is hereby amended as follows, and effective upon the approval of the shareholders at the Company’s 2025 annual meeting of stockholders:

1.         Section 5.1 of the Plan is amended by replacing the current provision therein in total with the following:

“5.1 Number of Shares. Subject to adjustment as provided in Section 10.5, the maximum number of Shares available for issuance under this Plan shall not exceed (i) 1,066,667, which number includes the number of Shares remaining available for issuance under the Prior Plan as of the Effective Date (as defined in Section 10.1) but not subject to outstanding awards as of the Effective Date; plus (ii), as contemplated in Section 5.2, the number of Shares subject to awards outstanding under the Prior Plan as of the Effective Date but only to the extent that such outstanding awards are forfeited, expire or otherwise terminate without the issuance of such Shares after the Effective Date. The maximum number of Shares that may be issued upon exercise of Incentive Stock Options granted under this Plan shall be 500,000. Any Shares delivered under this Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. Shares of Common Stock that are issued under the Plan or are subject to Incentives awarded under the Plan will be applied to reduce the maximum number of shares of Common Stock remaining available for issuance under the Plan.”

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This Amendment to the Plan shall be effective as of the date indicated above. The Plan, as modified by the terms of this Amendment, shall continue in full force and effect from and after the date of the adoption of this Amendment.